SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM U-6B-2

                 Certificate of Notification

      Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) or U-47 adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Public Service Company of New Hampshire


      This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a)of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.    Type of the security or securities:

            Treasury Rate Lock in the notional amount of $50,000,000.

2.    Issue, renewal or guaranty:

            Issue

3.    Principal amount of each security:

            $50,000,000 aggregate principal amount

4.    Rate of interest per annum of each security:

            4.479 percent

5.    Date of issue, renewal or guaranty of each security:

            July 2, 2004

6.    If renewal of security, give date of original issue:

            Not Applicable

7.    Date of maturity of each security:

            Termination Date is July 16, 2004

8. Name of the person to whom each security was issued, renewed or guaranteed:

            Solomon Smith Barney

9.    Collateral given with each security, if any:

                   Not applicable

10.   Consideration received for each security:

            None - exchange of interest payment commitments above or below 4.479%.

11.   Application of proceeds of each security:

            Not applicable

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a.    the provisions contained in the first sentence of Section 6(b):

                   Not applicable

b.    the provisions contained in the fourth sentence of Section 6(b):

                   Not applicable

c. the provisions contained in any rule of the Commission other than Rule U-48:

                   X

13.   If the security or securities were exempt from the provisions of
Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)).

            Not applicable

14.   If the security or securities are exempt from the provisions of
Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

            Not applicable

15.   If the security or securities are exempt from the provisions of
Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

            Rule 52


                     Public Service Company of New Hampshire


                        By: /s/ Randy A. Shoop
                            Randy A. Shoop
                            Assistant Treasurer - Finance


Date: July 12, 2004